Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

On April 6, 2016, Halliburton Company and Baker Hughes Incorporated issued the following joint press release.

FOR IMMEDIATE RELEASE

HALLIBURTON AND BAKER HUGHES

TO CONTEST JUSTICE DEPARTMENT ACTION

HOUSTON – April 6, 2016 – Halliburton Company (NYSE: HAL) and Baker Hughes Incorporated (NYSE: BHI) today announced that the companies intend to vigorously contest the U.S. Department of Justice’s (DOJ) effort to block their pending merger. The companies believe that the DOJ has reached the wrong conclusion in its assessment of the transaction and that its action is counterproductive, especially in the context of the challenges the U.S. and global energy industry are currently experiencing.

The proposed merger of Halliburton and Baker Hughes is pro-competitive and will allow the companies’ customers to benefit from a more flexible, innovative, and efficient oilfield services company. The transaction will provide customers with access to high quality and more efficient products and services, and an opportunity to reduce their cost per barrel of oil equivalent.

Early in the process, Halliburton proposed to the DOJ a divestiture package worth billions of dollars that will facilitate the entry of new competition in markets in which products and services are being divested. Both companies strongly believe that the proposed divestiture package, which was significantly enhanced, is more than sufficient to address the DOJ’s specific competitive concerns.

The companies intend to demonstrate that the DOJ has underestimated the highly competitive nature of the oilfield services industry, the many benefits of the proposed combination, and the sufficiency of the divestitures. Once completed, the transaction will allow customers to operate more cost effectively, which is especially important now due to the state of the energy industry and oil and gas prices.

Halliburton and Baker Hughes look forward to a full, impartial judicial review of the pending transaction, including the sufficiency of the proposed divestitures.

Halliburton and Baker Hughes previously agreed to extend the time period to obtain regulatory approvals to no later than April 30, 2016, as permitted under the merger agreement. If the judicial review extends beyond April 30, 2016, the parties may continue to seek relevant regulatory approvals or either of the parties may terminate the merger agreement.

About Halliburton

Founded in 1919, Halliburton is one of the world’s largest providers of products and services to the energy industry. With approximately 65,000 employees, representing 140 nationalities in over 80 countries, the company serves the upstream oil and gas industry throughout the lifecycle of the reservoir - from locating hydrocarbons and managing geological data, to drilling and formation evaluation, well construction and completion, and optimizing production through the life of the field. Visit the company’s website at www.halliburton.com. Connect with Halliburton on Facebook, Twitter, LinkedIn and YouTube.

About Baker Hughes

Baker Hughes is a leading supplier of oilfield services, products, technology and systems to the worldwide oil and natural gas industry. The company’s 43,000 employees today work in more than 80 countries helping customers find, evaluate, drill, produce, transport and process hydrocarbon resources. For more information on Baker Hughes, visit: www.bakerhughes.com.

SAFE HARBOR

The statements in this communication that are not historical statements, including statements regarding the companies’ anticipated actions regarding the DOJ’s decision, the sufficiency of the proposed divestitures, the anticipated benefits of the acquisition of Baker Hughes and the expected timing of the closing of the acquisition of Baker Hughes, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: with respect to the Baker Hughes acquisition, the timing to consummate the proposed transaction; the terms and timing of divestitures undertaken to obtain required regulatory approvals; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’s products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; with respect to the Macondo well incident, final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement, including the results of any appeals of rulings in the multi-district litigation; indemnification and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber-attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services, and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration and success of acquired businesses and operations of joint ventures. Halliburton’s Form 10-K for the year ended December 31, 2015 and other Securities and Exchange Commission filings discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at Investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 5, 2016, its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC April 5, 2016. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 17, 2016, Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

For Halliburton Investors: Kelly Youngblood Halliburton, Investor Relations Investors@Halliburton.com 281-871-2688 Media: Emily Mir Halliburton, Public Relations PR@Halliburton.com 281-871-2601

For Baker Hughes

Investors:

Alondra Oteyza

Baker Hughes, Investor Relations

alondra.oteyza@bakerhughes.com

713-439-8822

Media:

Melanie Kania

Baker Hughes, Media Relations

melanie.kania@bakerhughes.com

713-439-8303